UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 6

NetSuite Inc.

(Name of Subject Company)

NetSuite Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64118Q107

(CUSIP Number of Class of Securities)

Douglas P. Solomon
Senior Vice President, General Counsel & Secretary
NetSuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403
(650) 627-1000

(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:

Larry W. Sonsini
Martin W. Korman
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐                      Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 18, 2016 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by NetSuite Inc., a Delaware corporation (“NetSuite”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Napa Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of NetSuite’s common stock, par value $0.01 per share (the “Shares”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed by Oracle, Parent and Purchaser with the SEC on August 18, 2016, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 6 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 6 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Inserting the following new paragraph at the end of the section captioned “Extension of the Offer” as set forth below:

“On October 7, 2016, Purchaser further extended the expiration of the Offer. The Offer, as previously extended, was scheduled to expire at 12:00 midnight, Eastern Time, at the end of October 6, 2016. The Expiration Date of the Offer is extended to 12:00 midnight, Eastern Time, at the end of November 4, 2016. The depositary for the Offer, has indicated that as of 12:00 midnight, Eastern Time, at the end of October 6, 2016, approximately 4,568,498 Shares held by stockholders other than (1) the LJE Parties; (2) Oracle and its affiliates; or (3) any executive officers or directors of NetSuite and their affiliates, or 11.2% of the unaffiliated Shares, and 45,084,266 Shares, or 55.3% of the Shares issued and outstanding, have been tendered into and not properly withdrawn from the Offer. Both figures include 293,328 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase.

Inserting the following new paragraph at the end of the section captioned “Legal Proceedings” as set forth below:

“On September 30, 2016, the plaintiffs in the action Palkon v. NetSuite Inc., et al. filed a notice of voluntary dismissal to dismiss, without prejudice, all proceedings in the action, with each party to bear its own costs.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibit:

(a)(5)(K)                                                 Press Release issued by Oracle Corporation on October 7, 2016, announcing the extension of the Offer (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 5 to the Schedule TO filed with the Securities Exchange Commission by Oracle Corporation, OC Acquisition LLC and Napa Acquisition Corporation on October 7, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NETSUITE INC.

By:	/s/ Ronald Gill
	Name:	Ronald Gill
	Title:	Chief Financial Officer
	Date:	October 7, 2016